UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 21, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q14 Results

Sales of 1.4 million tons, a new third-quarter record

Production cash cost remains flat over 3Q13

					3Q14 vs	3Q14 vs			9M14 vs	Last 12
Key Figures	Unit	3Q14	2Q14	3Q13	2Q14	3Q13	9M14	9M13	9M13	months (LTM)

Pulp Production	000 t	1,345	1,271	1,347	6%	0%	3,893	3,901	0%	5,251
Pulp Sales	000 t	1,372	1,334	1,301	3%	5%	3,895	3,757	4%	5,336

Net Revenues	R$million	1,746	1,694	1,841	3%	-5%	5,083	4,960	2%	7,040
Adjusted EBITDA(1)	R$million	613	594	762	3%	-20%	1,885	1,973	-4%	2,708
EBITDA margin	%	35%	35%	41%	0 p.p.	-6 p.p.	37%	40%	-3 p.p.	38%
Net Financial Result(2)	R$million	(785)	(68)	(226)	––	––	(1,023)	(1,455)	––	(1,623)
Net Income (Loss)	R$million	(359)	631	57	––	––	291	(512)	––	106

Free Cash Flow(3)	R$million	117	248	122	-53%	-5%	373	523	-29%	1,119
ROE(6)%		7.1%	9.0%	8.5%	-2 p.p.	-1 p.p.	7.1%	8.5%	-1 p.p.	7.1%
ROIC(6)%		8.3%	10.1%	10.0%	-2 p.p.	-2 p.p.	8.3%	10.0%	-2 p.p.	8.3%

Gross Debt (US$)	US$million	3,498	3,840	4,254	-9%	-18%	3,498	4,254	-18%	3,498
Gross Debt (R$)	R$million	8,574	8,457	9,487	1%	-10%	8,574	9,487	-10%	8,574
Cash(4)	R$million	1,261	1,776	1,246	-29%	1%	1,261	1,246	1%	1,261
Net Debt (R$)	R$million	7,313	6,681	8,240	9%	-11%	7,313	8,240	-11%	7,313
Net Debt (US$)	US$million	2,984	3,033	3,695	-2%	-19%	2,984	3,695	-19%	2,984
Net Debt/EBITDA LTM	x	2.7	2.3	3.0	0.4 x	-0.3	2.7	3.0	-0.3 x	2.7
Net Debt/EBITDA LTM (US$)(5)	x	2.5	2.4	2.9	0.1 x	-0.3	2.5	2.9	-0.4 x	2.5

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest

(3) Does not include the sale of assets and the equity acquisition of Ensyn | (4) Includes the hedge fair value | (5) For covenants purposes | (6) Excluding non-cash effects. More details on page 15

3Q14 Highlights

•             Gross debt in dollars of US$3,498 million, 9% and 18% down on 2Q14 and 3Q13, respectively. The increase in reais was due to the period appreciation of the dollar against the real.

•             Net debt in dollars reached its lowest level since Fibria began operations, falling by 19% over 3Q13.

•             Year-on-year reduction of 21% in financial expenses in dollars.

•             Net Debt/EBITDA ratio of 2.5x in dollars (Jun/14: 2.4x | Sep/13: 2.9x).

•             The cost of dollar-denominated debt came to 4.0% p.a. (2Q14: 3.8% p.a. | 3Q13: 4.5% p.a.).

•             Average debt term of 55 months (2Q14: 52 months | 3Q13: 54 months).

•             Announcement of the anticipated settlement of the balance of the 2019 bond totaling US$63 million, with payment scheduled for October 30, 2010.

•             Scheduled maintenance downtime at the Jacareí Mill successfully completed.

•             Pulp production of 1,345 thousand tons, 6% up on 2Q14 and flat over 3Q13. LTM production totaled 5,251 thousand tons.

•             Pulp sales of 1,372 thousand tons, 3% and 5% higher than in 2Q14 and 3Q13, respectively. LTM sales came to 5,336 thousand tons, 2% up over the period production.

•            Net revenue of R$1,746 million (2Q14: R$1,694 million | 3Q13: R$1,841 million). LTM net revenue reached R$7,040 million.

•             Stable cash cost in comparison with 3Q13 (R$502/t) and 10% down on 2Q14. Excluding the effect of the downtimes, the cash cost came to R$478/t, 2% and 1% less than in 2Q14 and 3Q13, respectively. Excluding the additional result from energy sales, the cash cost recorded LTM growth of 4.8%, below inflation in the same period.

•             Adjusted EBITDA of R$613 million, 3% up on 2Q14 and 19% down on 3Q13. LTM EBITDA totaled R$2,708 million. EBITDA margin of 35%, flat in relation to the previous quarter and 6 p.p. less than in 3Q13.

•             EBITDA/ton of R$450 (US$198/t), 1% up on 2Q14 and 23% down on 3Q13.

•             Free cash flow in the last 12 months of R$1,119 million (US$92/t), stable in relation to 2Q14 LTM free cash flow and representing a 7.5% yield on 09/30/2014.

•             Net loss of R$359 million (2Q14: net income of R$631 million | 3Q13: net income of R$57 million). Year-to-date net income of R$291 million.

•             Fibria was included in the 2014/2015 portfolios of the NYSE’s Dow Jones World Sustainability and Emerging Markets indices.

Subsequent Events

•             IV Annual Meeting with investors at NYSE — Fibria Day to be held on December 3rd, 2014.

Market Cap – Sep/30/2014: R$14.9 billion | US$6.1 billion FIBR3: R$26.84 FBR: US$11.00 Shares Issued: 553,934,646 common shares	Conference Call: Oct/22/2014 Portuguese: 9 A.M. (US-EST) | Phone: +55 11 3193-1001 English: 10 A.M. (US-EST) | Phone: 1-412-317-6776 Webcast: www.fibria.com.br/ir	Investor Relations Guilherme Cavalcanti André Gonçalves Camila Nogueira Roberto Costa Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the 3rd quarter of 2014 (3Q14) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law.  The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

Executive Summary

According to the Pulp and Paper Products Council (PPPC) exports in 2014 through August posted a year-on-year upturn of 9% (+944 kt), led by China and Europe. Fibria sold 1,372 thousand tons, a record for the third quarter, which is normally impacted by the typical seasonality of the period. Despite the 3% reduction in the average PIX/FOEX BHKP Europe price over the previous quarter, higher demand, together with the capacity closures, which totaled 740 thousand tons in 2014 to date, helped the announcement of price increase by Fibria as of October (Europe: US$750/t; North America: US$840/t; Asia: US$640/t). The uncertainties surrounding the Brazilian elections and the volatility of the international market led to an 11% appreciation of the dollar, which helped push up the average net price in reais, offsetting the pulp price slide in dollars. Lastly, the production cash cost remained flat over 3Q13, chiefly due to energy sales and improved operating efficiency.

Pulp production totaled 1,345 thousand tons in 3Q14, 6% more than in 2Q14, due to the reduced impact of the scheduled maintenance downtimes and the higher number of production days. Compared to the same period the year before, output remained flat. Sales volume came to 1.4 million tons, 3% up on 2Q14 due to higher sales to North America despite typical third-quarter seasonality. Pulp inventories closed 3Q14 at 50 days, identical to the figure in 4Q13, a period when sales are normally higher.

The production cash cost was R$502/t, 10% down on 2Q14, primarily due to the reduced impact of the scheduled maintenance stoppages, and stable in relation to 3Q13, given that higher wood costs were offset by the improved utilities result. Excluding the effect of the downtimes, the cash cost fell by 2% and 1% over 2Q14 and 3Q13, respectively. Put differently, if we exclude the utilities result, the figure comes to R$525/t, indicating that the positive performance was also due to improved operating efficiency. Fibria is continuing to pursue initiatives designed to minimize its cost structure and keep its 2014 production cash cost increase below period inflation. The Company is fully prepared to confront any adverse scenario in regard to possible energy rationing in 2014 given that it is self-sufficient in electricity. In the first nine months of the year, Fibria produced 116% of the energy needed for its pulp production process.

Adjusted 3Q14 EBITDA totaled R$613 million, with a margin of 35%, 3% up on 2Q14 due to the increase in sales volume and the appreciation of the average dollar, and 19% less than in 3Q13 as a result of the lower net price in reais, in turn caused by the reduction in the pulp price in dollars. LTM EBITDA came to R$2,708 million, with a margin of 38%. Free cash flow for the quarter totaled R$117 million, less than in the previous three months, chiefly due to the working capital variation. The decline over 3Q13 was largely due to the previously explained reduction in EBITDA. In the last 12 months, free cash flow totaled R$1,119 million, representing a 7.5% yield on 09/30/2014.

The financial result was a net expense of R$785 million, versus a net expense of R$68 million in 2Q14 and R$226 million in 3Q13. The variation was chiefly due to the 11% appreciation of the dollar against the real, resulting in higher foreign-exchange losses on dollar-denominated debt and hedge instruments. It is worth noting the 21% reduction in interest expenses in dollars over 3Q13, thanks to more effective liability management aimed at reducing the principal and cost of debt.

Gross debt in reais totaled R$8,574 million, 1% up on 2Q14, impacted by the exchange variation, and 10% down on 3Q13. Fibria closed the quarter with a cash position of R$1,261 million, including the mark to market of derivatives. Despite the higher cost of debt in 3Q14, the liability management measures should reduce it to 3.8% p.a. and extend the average maturity to 57 months, in case current market parameters remain. The average term was extended from 52 to 55 months in September due to the efforts to improve the debt profile. On September 26, the Company informed its bondholders that it would exercise the 2019 bond call, totaling US$63 million, with a coupon of 9.25% p.a., at the end of October, helping reduce the cost of debt in the final quarter of the year.

As a result of all the above, Fibria reported a 3Q14 net loss of R$359 million, versus net income of R$631 million in 2Q14 and R$57 million in 3Q13 (for more details, see page 11).

Pulp Market

Fibria recorded its highest ever third-quarter sales in 3Q14, reaching 1.37 million tons, 5% more than in 3Q13. Historically, pulp sales have been impacted by the summer vacation period in the northern hemisphere, due to the temporary downtime of the European paper plants and the consequent drop in pulp demand. However, as we anticipated last quarter, demand for eucalyptus pulp remained well above seasonal levels in all markets, led by China in 3Q14.

The latest PPPC figures indicated that eucalyptus pulp shipments to China totaled 676 thousand tons in July and August, 36% (or 180 thousand tons) higher than the same period of the previous year, due to the startup of new paper machines, chiefly in the tissue and cartonboard segments. Robust Chinese demand was further sustained by the spread between softwood and hardwood pulp prices.

Hardwood and Eucalyptus Shipments (‘000 t and % change 8 months 2014 vs. 2013)

Source: PPPC World – August 20, 2014

There were also surprises on the supply side, with the announcement of two hardwood pulp mills closures due to a combination of high production costs and the market situation. In August, the American firm Old Town Fuel & Fiber announced the immediate closure of its 190 thousand t/year NBHK plant, followed by the Spanish Ence’s announcement that it would halt production at its 420 thousand t/year Huelva BEKP plant on October 20th, 2014 in order to produce renewable energy only.

Although the new pulp capacity that came on stream in the first half of 2014, these operations are still undergoing their learning curve and not delivering their full volumes to the market. This factor, compounded by the capacity closures and healthy demand throughout the year, should lead to a more optimistic outlook for the coming months, when demand is seasonally higher.

Production and Sales

				3Q14 vs	3Q14 vs			9M14 vs	Last 12
Production (‘000 t)	3Q14	2Q14	3Q13	2Q14	3Q13	9M14	9M13	9M13	months

Pulp	1,345	1,271	1,347	6%	0%	3,893	3,901	0%	5,251

Sales Volume (‘000 t)

Domestic Market Pulp	138	117	116	18%	19%	371	336	11%	483

Export Market Pulp	1,234	1,217	1,185	1%	4%	3,524	3,421	3%	4,853

Total sales	1,372	1,334	1,301	3%	5%	3,895	3,757	4%	5,336

In 3Q14, as part of its annual plan and budget, Fibria implemented a scheduled maintenance stoppage at the Jacareí Mill which took place within the envisaged schedule. Pulp production totaled 1,345 thousand tons in the quarter, 6% up on 2Q14 due to fewer mills undergoing scheduled maintenance (only Jacareí this quarter) and the higher number of production days (3Q14: 92 days | 2Q14: 91 days). In relation to 3Q13, production remained flat. Fibria has held all the scheduled maintenance downtimes in 2014 as planned. Pulp inventories totaled 739 thousand t (50 days), 4% down on 2Q14 — 767 thousand tons (52 days) and 5% less than in 3Q13 — 827 thousand tons (56 days).

Pulp sales volume totaled 1,372 thousand tons, 3% more than in the previous three months, thanks to higher sales to North America. In comparison with 3Q13, sales volume climbed by 5% due to higher sales to Europe, partially offset by reduced shipments to North America. In the last 12 months, Fibria sold 5,336 thousand tons, 2% higher than the production in the same period. Sales to Europe accounted for 39% of total sales volume, followed by North America with 26%, Asia with 25% and Latin America with 10%.

Results Analysis

				3Q14 vs	3Q14 vs			9M14 vs	Last 12
Net Revenues (R$ million)	3Q14	2Q14	3Q13	2Q14	3Q13	9M14	9M13	9M13	months

Domestic Market Pulp	153	129	140	18%	9%	419	372	13%	550

Export Market Pulp	1,574	1,543	1,681	2%	-6%	4,603	4,533	2%	6,412

Total Pulp	1,727	1,672	1,821	3%	-5%	5,021	4,904	2%	6,962

Portocel	19	22	20	-13%	-5%	61	56	8%	78

Total	1,746	1,694	1,841	3%	-5%	5,083	4,960	2%	7,040

Net revenue totaled R$1,746 million in 3Q14, 3% up on 2Q14, mostly due to the upturn in sales volume. The reduction over 3Q13 was due to the lower average net price in reais, in turn caused by the 8% reduction in pulp prices in dollars. In the last 12 months, net revenue came to R$7,040 million.

The cost of goods sold (COGS) was 1% and 6% higher than in 2Q14 and 3Q13, respectively, thanks to the increase in sales volume and the inventory turnover effect, which was reflected in the previous quarter’s production cash cost. As a result, despite the reduction in the cash cost in the quarter, cash COGS/t (without freight costs) was higher than in both comparative periods (3Q14: R$560/t | 2Q14: R$547/t | 3Q13: R$559/t).

The pulp production cash cost totaled R$502/t in 3Q14, 10% less than the quarter before, due to the reduced impact of scheduled maintenance stoppages (only the Jacareí Mill this quarter), lower expenditure on inputs (improved operating efficiency) and lower maintenance costs. The utilities result (especially energy sales — representing around 92% of this item), which reached R$34/t, also made a positive contribution to the 3Q14 performance. The Company believes it is fully prepared for any possible electricity rationing scenario as it is self-sufficient in energy. Power generation comes from the pulp production process and is therefore independent of the energy market. In relation to 3Q13, the stability of the cash cost was largely due to the improved utilities result (variation of R$23/t), which offset the increase in wood costs, which in turn was impacted by higher distance from forest to mill (3Q14: 181 km | 3Q13: 165 km) and readjusted wood transportation prices. It is important to note that part of this increase is non-recurring. Excluding the effects of the downtimes, the cash cost was R$478/t, 2% down on 2Q14 and 1% less than in 3Q13. Even without the additional effect from energy sales, Fibria’s cash cost would have been R$525/t, which represents a 4.8% increase in 12 months, primarily due to the operating efficiency of the mills, which in September recorded one of the lowest cash costs of the recent years. Period inflation, as measured by the IPCA consumer price index, stood at 6.75%. Fibria will continue to pursue its goal of maintaining its 2014 cash cost below inflation.

Pulp Cash Cost	R$/t

2Q14	559

Exchange Rate	2

Wood - higher transportation costs	1

Lower maintenance costs	(6)

Lower chemicals consumption (operational efficiency)	(8)

Maintenance downtimes	(49)

Other	3

3Q14	502

Pulp Cash Cost	R$/t

3Q13	501

Higher distance from forest to mill (3Q14: 181 km | 3Q13: 165 km), transport price adjustment and third party wood (3Q14: 13% | 3Q13: 11%)	18

Maintenance downtimes	4

Higher input prices (chemicals and energy)	2

Better results with utilities	(23)

Volume	1

Other	(1)

3Q14	502

Selling expenses totaled R$95 million in 3Q14, 8% and 4% up on 2Q14 and 3Q13, respectively, due to higher sales volume and increased expenses with terminals. The selling expenses to net revenue ratio remained flat over both periods at 5%.

Administrative expenses came to R$74 million, flat over the same period last year and 19% more than in 2Q14, due to higher expenses with outsourced services and donations.

Other operating income (expenses) totaled an expense of R$30 million in 3Q14, versus income of R$915 million in 2Q14 and an expense of R$11 million in 3Q13. The quarter-on-quarter variation was due to the impact of R$869 million in IPI tax export credits granted by the BEFIEX Program in 2Q14 and the non-revaluation of biological assets this quarter. In the annual comparison, the R$20 million variation was due to the net effect of the write-down of property, plant and equipment.

Adjusted EBITDA totaled R$613 million in 3Q14, with a margin of 35%. In comparison with 2Q14, EBITDA increased by 3%, due to the 3% upturn in sales volume and the 2% appreciation of the average dollar, partially offset by lower pulp price in dollars and higher cash COGS. The reduction over 3Q13 was due to the slide in pulp prices in dollars and the upturn in cash COGS, partially offset by higher sales volume. The graph below shows the main variations during the quarter:

(1)         Includes IPI tax export credits granted by the BEFIEX Program.

(2)         Fixed assets disposal, accrual for losses on ICMS credits, tax credits and reversal of provisions for contingencies.

Financial Result

						3Q14 vs	3Q14 vs	9M2014 vs
(R$ million)	3Q14	2Q14	3Q13	9M2014	9M2013	2Q14	3Q13	9M2013
Financial Income (including hedge result)	(121)	82	60	107	(36)	—	—	—
Interest on financial investments	22	23	24	71	77	-4%	-8%	-8%
Hedging(1)	(143)	59	36	36	(113)	—	—	—
Financial Expenses	(113)	(109)	(144)	(359)	(438)	4%	-22%	-18%
Interest - loans and financing (local currency)	(54)	(52)	(51)	(158)	(135)	4%	6%	17%
Interest - loans and financing (foreign currency)	(59)	(57)	(93)	(201)	(303)	4%	-37%	-34%
Monetary and Exchange Variations	(544)	113	(68)	(280)	(577)	—	—	-51%
Foreign Exchange Variations - Debt	(643)	164	(55)	(252)	(581)	—	—	-57%

Foreign Exchange Variations - Other	99	(51)	(13)	(28)	4	—	—	—
Other Financial Income / Expenses(2)	(7)	(154)	(74)	(491)	(404)	-95%	-91%	22%
Net Financial Result	(785)	(68)	(226)	(1,023)	(1,455)	—	—	-30%

(1) Change in the marked to market (3Q14: R$(400) million | 2Q14: R$(265) million) added to received and paid adjustments.

(2) Refer to financial charges from 2019 Bond buy-back.

Income from interest on financial investments came to R$22 million, 4% less than in 2Q14, mainly due to the use of resources to pay period commitments, while cash and cash equivalents closed the quarter at R$1,661 million (excluding the mark to market of derivatives). The 8% year-on-year decline is largely explained by the 14% reduction in the total amount of cash invested in favor of period debt payments. Hedge transactions generated a loss of R$143 million, R$135 million of which from the negative variation in the fair value of the hedge instruments, mainly debt swaps (for more details, see the derivative section on page 10).

Interest expenses on loans and financing totaled R$113 million, 4% up on the previous quarter, mainly due to period funding operations (BNDES loans and export credit). The 22% (or R$31 million) reduction over 3Q13 was chiefly due to the period decline in dollar-denominated debt.

Foreign-exchange losses on dollar-denominated debt (93% of total debt) stood at R$643 million, versus income of R$164 million in 2Q14. This expense was due to the end-of-period devaluation of the real against the dollar (3Q14: R$2.4510 | 2Q14: R$2.2025). The variation over 3Q13 was due to the reduced volatility of the end-of-period dollar in the latter quarter (less than 1%).

Other financial income (expenses) amounted to an expense of R$7 million, R$147 million less than in 2Q14, due to the reduced accounting impact of the bond buybacks, whose amounts were lower this quarter than in the previous three months. In 3Q14, the Company announced the buyback of securities maturing in 2019, whose disbursement, totaling US$63 million will take place on October 30. The same factor explains the year-on-year variation.

On September 30, 2014, the mark-to-market of derivative financial instruments was negative by R$400 million (a negative R$17 million from operational hedges, a negative R$404 million from debt hedges, and a positive R$22 million in embedded derivatives), versus a negative R$265 million on June 30, 2014, giving a negative variation of R$135 million. This result was mainly due to the period devaluation of the real, impacting outstanding debt swaps. Cash disbursements from transactions that matured in the period totaled R$8 million. Thus, the net impact on the financial result was negative by R$143 million. The following table shows Fibria’s derivative hedge position at the end of September:

		Notional				Fair Value
Swaps	Maturity	Sep/14		Jun/14		Sep/14		Jun/14

Receive
US Dollar Libor (2)	May/19		$715		$501	R$	1,677	R$	1,104
Brazilian Real CDI (3)	Aug/20	R$	797	R$	805	R$	1,065	R$	1,057
Brazilian Real TJLP (4)	Jun-17	R$	332	R$	370	R$	317	R$	355
Brazilian Fixed (5)	Dec/17	R$	437	R$	478	R$	358	R$	393

Receive Total (a)						R$	3,417	R$	2,909

Pay
US Dollar Fixed (2)	May/19		$715		$501	R$	(1,661)	R$	(1,095)
US Dollar Fixed (3)	Aug/20		$410		$414	R$	(1,214)	R$	(1,119)
US Dollar Fixed (4)	jun/17		$204		$228	R$	(501)	R$	(509)
US Dollar Fixed (5)	Dec/17		$212		$233	R$	(445)	R$	(443)

Pay Total (b)						R$	(3,821)	R$	(3,166)

Net (a+b)						R$	(404)	R$	(257)

Option

US Dollar Options	up to 10M	$1,395	$1,031	R$	(17)	R$	17

Options Total (d)				R$	(17)	R$	17

Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements

Receive
US Dollar Fixed	Dec/34	$913	$925	R$	22	R$	1

Pay
US Dollar CPI	Dec/34	$913	$925	R$	(0)	R$	(26)
Embedded Derivatives
Total (e)				R$	22	R$	(25)

Net (a+b+c+d+e)				R$	(400)	R$	(265)

Zero cost collar operations have become more attractive in the current exchange scenario, especially due to the volatility of the dollar, as they can lock in exchange rates at a favorable level for the Company, while limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 12 months, covering 56% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure.

Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 44 months in 3Q14) and therefore has a limited cash impact.

The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 9 (e) of the 3Q14 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI.

All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations.

Net Result

The Company posted a 3Q14 net loss of R$359 million, versus net income of R$631 million in 2Q14 and R$57 million in 3Q13. The variation in relation to the previous quarter was chiefly due to the negative financial result, in turn caused by the greater impact of the devaluation of the real against the dollar on the Company’s debt, as well as the IPI tax export credits granted by the BEFIEX Program in 2Q14. In comparison with 3Q13, in addition to the above-mentioned exchange variation, the reduction in the net result was due to the decline in net revenue and higher COGS. Excluding non-recurring effects, exchange variation and MtM hedge, the net income would have been R$94 million in 3Q14 and R$161 million in 9M14.

Analyzing the result in terms of earnings per share, i.e., excluding depreciation, depletion and the monetary and exchange variations (see the reconciliation on page 23), the indicator was 2% higher than in 2Q14, thanks to the increase in sales volume and the 2% average dollar appreciation. The 19% year-on-year reduction was due to the decline in the average price in reais and the upturn in cash COGS, as explained previously. The chart below shows the main factors impacting the 3Q14 net result, beginning with EBITDA in the same period:

(1) Includes other exchange variotions.

(2) Fixed assets disposal, accrual for losses on ICMS credits, tax credits and reversal of provisions for contingencies.

Indebtedness

					Set/14 vs	Set/14 vs
	Unit	Set/14	Jun/14	Set/13	Jun/14	Set/13
Gross Debt	R$million	8,574	8,457	9,487	1%	-10%
Gross Debt in R$	R$million	564	562	462	0%	22%
Gross Debt in US$(1)	R$million	8,010	7,895	9,024	1%	-11%
Average maturity	months	55	52	54	3	1
Cost of debt (foreign currency) (2)	% p.a.	4.0%	3.8%	4.5%	0.2 p.p.	-0.5 p.p.
Cost of debt (local currency) (2)	% p.a.	7.2%	7.3%	7.4%	-0.1 p.p.	-0.2 p.p.
Short-term debt	%	15%	17%	16%	-2 p.p.	-1 p.p.
Cash and cash Equivalents in R$	R$million	884	1,105	845	-20%	5%
Cash and cash Equivalents in US$	R$million	777	936	768	-17%	1%
Fair value of derivative instruments	R$million	(400)	(265)	(367)	51%	9%
Cash and cash Equivalents (3)	R$million	1,261	1,776	1,246	-29%	1%
Net Debt	R$million	7,313	6,681	8,240	9%	-11%
Net Debt/EBITDA (in US$)	x	2.7	2.3	3.0	0.4	-0.3
Net Debt/EBITDA (in US$)(4)	x	2.5	2.4	2.9	0.1	-0.4

(1)         Includes BRL to USD swap contracts. The original debt in dollars was R$ 6,198 million (72% of the total debt) and debt in reais was R$ 2,376 million (28% of the debt)

(2)         The costs are calculated considering the debt swap

(3)         Includes the fair value of derivative instruments

(4)         For covenant purposes

The Company closed September 2014 with gross debt of R$8,574 million, 1% higher than in 2Q14, mainly due to the exchange variation (R$643 million). On the other hand, the gross debt in dollars fell by 9% due to period amortizations. In relation to 3Q13, there was a reduction of US$756 million, thanks to the continuity of the liability management initiatives. There were no bond disbursements this quarter, but provisions were constituted for the premium related to the Fibria Bond 2019 buyback, which will be paid and canceled on October 30, as already disclosed to the market. The graph below shows the changes in gross debt during the quarter:

The financial leverage ratio in reais closed 3Q14 at 2.7x, chiefly due to the devaluation of the real against the dollar at the end of the quarter, increasing gross debt and higher negative derivative variation, also decreasing cash and equivalents. There were also a reduction in LTM EBITDA, moving net debt up by 9% over 2Q14 and raising financial leverage in reais.

The average cost of local currency bank debt in September 2014 was 7.2% p.a. (Jun/14: 7.3% p.a. | Sep/13: 7.4% p.a.), while the cost in foreign currency was 4.0% p.a. (Jun/14: 3.8% p.a. | Sep/13: 4.5% p.a.), due to the maturity of lower-cost foreign-currency debt and the recent upturn in yield curves. Fibria’s total cost of debt(*) measured in dollars was 3.7% p.a. The Company keeps implementing liability management initiatives that should support the cost of debt in dollars to reduce to 3.8% p.a. (equivalent to 3.5% p.a. of total average cost) in 4Q14, depending on the interest curve. The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps):

The average maturity of the total debt was 55 months in Sep/14, versus 52 months in Jun/14 and 54 months in Sep/13. The rescheduling of amortization flows related to a US$435 million Export Prepayment Facility (PPE) improved the Company’s average debt term. The graph below shows the amortization schedule of Fibria’s total debt:

Also on September 30, cash and cash equivalents amounted to R$1,261 million, including the negative mark-to-market of hedging instruments totaling R$400 million. Excluding this impact, 53% of cash was invested in local-currency government bonds and fixed income securities and the remainder in short-term investments abroad.

The Company has four revolving credit facilities totaling R$1,536 million available for a period of four years (as of the contract date), three of which in local currency totaling R$850 million (contracted in Mar/13 and Mar/14) at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.35% p.a. when on stand-by), and one in foreign currency totaling US$280 million (contracted in Mar/14) at the 3-month Libor rate plus 1.55% p.a. when utilized and 35% of this spread when on stand-by. These funds, despite not being utilized, helped improve the Company’s liquidity. Given the current cash position of R$1,261 million, these lines totaling R$1,536 million have resulted in an immediate liquidity

(*)Total average cost, considering debt in reais adjusted by the swap curve on 09/30/2014.

position of R$2,797 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed 3Q14 at 2.2x.

The graph below shows the evolution of Fibria’s debt and leverage since September 2013:

Capital Expenditure

				3Q14 vs	3Q14 vs			9M14 vs	Last 12
(R$ million)	3Q14	2Q14	3Q13	2Q14	3Q13	9M14	9M13	9M13	months
Industrial Expansion	12	11	4	3%	—	29	4	640%	34
Forest Expansion	15	7	12	114%	21%	48	51	-5%	61
Subtotal Expansion	27	18	16	45%	66%	77	55	41%	94
Safety/Environment	11	4	8	206%	38%	16	17	-7%	30
Forestry Renewal	332	278	253	19%	31%	813	634	28%	1,029
Maintenance, IT, R&D, Modernization	47	91	47	-48%	0%	186	175	7%	264
Subtotal Maintenance	390	373	308	5%	26%	1,015	825	23%	1,323
50% Veracel	27	27	19	-2%	45%	71	60	20%	92
Total Capex	444	418	343	6%	29%	1,164	941	24%	1,509

Capex totaled R$444 million in 3Q14, 6% up on 2Q14, primarily due to the higher concentration of planting in the second half, especially at the Aracruz Mill, partially offset by reduced spending on maintenance (dredging and forest machinery). The year-on-year increase was due to the acquisition of higher volumes of standing timber (Parkia), also pushing up Capex in the last 12 months, which came to R$1,509 million.

Free Cash Flow

						Last 12
(R$ million)	3Q14	2Q14	3Q13	9M14	9M13	months
Adjusted EBITDA	613	594	762	1,885	1,973	2,708
(-) Capex including advance for wood puchase	(444)	(418)	(343)	(1,164)	(941)	(1,509)
(-) Interest (paid)/received	(76)	(58)	(92)	(272)	(360)	(370)
(-) Income tax	(3)	(2)	(4)	(9)	(20)	(20)
(+/-) Working Capital	16	131	(189)	(71)	(99)	317
(+/-) Others	10	1	(12)	(4)	(30)	(7)
Free Cash Flow(1)	117	248	122	366	522	1,119

(1) Doesn’t include the land deal and the assets solds in 2013

(2) Doesn’t include the Bond redemption disbursement

(3) Doesn’t include the IR/CS debt payment according to REFIS over the realized foreign profit in 2013

Free cash flow was positive by R$117 million in 3Q14, versus a positive R$248 million in 2Q14, the reduction being chiefly due to the variation in working capital. The year-on-year downturn was due to the decline in EBITDA and higher Capex, partially offset by the improvement in working capital, especially in the customers and inventories lines, explained by the quarter’s excellent sales performance.

ROE and ROIC

With regards to return metrics, some adjustments in the accounting indicator should be observed, considering differences in accounting treatment under IFRS standards (IAS 41 and IFRS 3). Specially the IFRS 3, the Company has participated in a M&A transaction in 2009, which resulted in additional effects, that are being adjusted in the calculations as shown below:

				3Q14 vs	3Q14 vs
Return on Equity (R$ million)	3Q14	2Q14	3Q13	2Q14	3Q13
Shareholders’ Equity	14,782	15,142	14,661	-2%	1%
IFRS 3 and IAS 41 adjustments	(3,095)	(3,173)	(3,381)	-2%	-8%
Shareholders’ Equity (adjusted)	11,688	11,968	11,280	-2%	4%
Shareholders’ Equity (adjusted) - average(1)	11,484	11,548	11,381	-1%	1%

Adjusted EBITDA LTM	2,708	2,857	2,726	-5%	-1%
Total Capex LTM	(1,509)	(1,409)	(1,208)	7%	25%
Net interest LTM	(370)	(386)	(518)	-4%	-29%
Income Tax LTM	(20)	(20)	(31)	-2%	-37%
Adjusted EBIT LTM	810	1,042	970	-22%	-16%

ROE	7.1%	9.0%	8.5%	-2 p.p.	-1 p.p.

(1) Average of current and same quarter of the previous year.

				3Q14 vs	3Q14 vs
Return on Invested Capital (R$ million)	3Q14	2Q14	3Q13	2Q14	3Q13
Accounts Receivable	547	452	612	21%	-11%
Inventories	1,264	1,323	1,385	-4%	-9%
Current Liabilities (ex-debt)	1,594	1,529	1,395	4%	14%
Biological Assets	3,684	3,589	3,366	3%	9%
Fixed Assets	9,449	9,598	10,705	-2%	-12%
Invested Capital	16,538	16,491	17,463	0%	-5%
IFRS 3 and IAS 41 adjustments	(2,303)	(2,409)	(2,654)	-4%	-13%
Adjusted Invested Capital	14,235	14,082	14,809	1%	-4%

Adjusted EBITDA LTM	2,708	2,857	2,726	-5%	-1%
Total Capex LTM	(1,509)	(1,409)	(1,208)	7%	25%
Income Tax LTM	(20)	(20)	(31)	-3%	-37%
Adjusted EBIT LTM	1,179	1,428	1,487	-17%	-21%

ROIC	8.3%	10.1%	10.0%	-2 p.p.	-2 p.p.

Capital Market

Equities

Fibria’s average daily traded volume was approximately 2.7 million shares, 8% up on 2Q14, while daily financial volume averaged US$27 million, flat over 2Q14, (US$13.1 million on the BM&FBovespa and US$14.1 million on the NYSE).

Fixed Income

						Sep/14 vs	Sep/14 vs
Yield	Unit		Sep/14	Jun/14	Sep/13	Jun/14	Sep/13
Fibria 2021%			4.7	4.6	5.6	0.1 p.p.	-0.9 p.p.
Fibria 2024%			5.3	—	—	—	—
Treasury 10 Years		%	2.5	2.5	2.6	0.2 p.p.	-0.2 p.p.

					Sep/14 vs	Sep/14 vs
Price	Unit	Sep/14	Jun/14	Sep/13	Jun/14	Sep/13
Fibria 2021	USD/k	111.3	112.4	107.1	-1%	5%
Fibria 2024	USD/k	99.4	—	—	—	—

3rd Investor Tour held at the Jacareí Mill

On September 16, Fibria held its 3rd Investor Tour at the Jacareí Mill., in which around 130 people took part, including analysts and local and foreign investors. It featured presentations by Guilherme Cavalcanti, CFO and IRO, Aires Galhardo, Forestry Operations Officer, and representatives of FM Global, as well as other Fibria executives and senior managers. In the afternoon, participants visited the Igaratá watershed. The presentations are available at:  www.fibria.com.br/ir - Presentations and Conference Calls.

Subsequent Events

The 4th Fibria Day will take place on December 3, 2014 on the New York Stock Exchange (NYSE). The event will feature the participation of executive officers and other senior executives.

Registration: 12:00 pm

Luncheon presentation and Q&A: 12:30 pm

Closing remarks: 2:30 pm

Appendix I — Revenue x Volume x Price*

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		3Q14 vs 2Q14 (%)
3Q14 vs 2Q14	3Q14	2Q14	3Q14	2Q14	3Q14	2Q14	Tons	Revenue	Avge Price
Pulp
Domestic Sales	138,310	117,063	153,091	129,290	1,107	1,104	18.1	18.4	0.2
Foreign Sales	1,233,904	1,217,316	1,574,295	1,542,755	1,276	1,267	1.4	2.0	0.7
Total	1,372,214	1,334,378	1,727,386	1,672,044	1,259	1,253	2.8	3.3	0.5

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		3Q14 vs 3Q13 (%)
3Q14 vs 3Q13	3Q14	3Q13	3Q14	3Q13	3Q14	3Q13	Tons	Revenue	Avge Price
Pulp
Domestic Sales	138,310	115,691	153,091	140,249	1,107	1,212	19.6	9.2	(8.7)
Foreign Sales	1,233,904	1,185,462	1,574,295	1,681,206	1,276	1,418	4.1	(6.4)	(10.0)
Total	1,372,214	1,301,154	1,727,386	1,821,454	1,259	1,400	5.5	(5.2)	(10.1)

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		9M14 vs 9M13 (%)
9M14 vs 9M13	9M14	9M13	9M14	9M13	9M14	9M13	Tons	Revenue	Avge Price
Pulp
Domestic Sales	370,987	335,504	418,525	371,743	1,128	1,108	10.6	12.6	1.8
Foreign sales	3,523,713	3,421,305	4,602,910	4,532,563	1,306	1,325	3.0	1.6	(1.4)
Total	3,894,700	3,756,810	5,021,435	4,904,306	1,289	1,305	3.7	2.4	(1.2)

* Does not include Portocel

Appendix II — Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)

	3Q14		2Q14		3Q13		3Q14 vs 2Q14	3Q14 vs 3Q13
	R$	AV%	R$	AV%	R$	AV%	(%)	(%)
Net Revenue	1,746	100%	1,694	100%	1,841	100%	3%	-5%
Domestic Sales	172	10%	151	9%	160	9%	14%	8%
Foreign Sales	1,574	90%	1,543	91%	1,681	91%	2%	-6%
Cost of sales	(1,460)	-84%	(1,451)	-86%	(1,380)	-75%	1%	6%
Cost related to production	(1,254)	-72%	(1,244)	-73%	(1,175)	-64%	1%	7%
Freight	(207)	-12%	(207)	-11%	(205)	-11%	0%	1%
Operating Profit	286	16%	243	14%	461	25%	18%	-38%
Selling and marketing	(95)	-5%	(88)	-5%	(91)	-5%	8%	4%
General and administrative	(74)	-4%	(62)	-4%	(74)	-4%	19%	0%
Financial Result	(785)	-45%	(68)	-4%	(226)	-12%	—	—
Other operating (expenses) income	(30)	-2%	915	54%	(11)	-1%	—	188%
Operating Income	(699)	-40%	939	55%	60	3%	—	—
Current Income taxes expenses	66	4%	(90)	-5%	(15)	-1%	—	—
Deffered Income taxes expenses	273	16%	(218)	-13%	13	1%	—	—
Net Income (Loss)	(359)	-21%	631	37%	57	3%	—	—
Net Income (Loss) attributable to controlling equity interest	(362)	-21%	630	37%	54	3%	—	—
Net Income (Loss) attributable to non-controlling equity interest	2	0%	1	0%	3	0%	74%	-24%
Depreciation, amortization and depletion	475	27%	487	29%	458	25%	-2%	4%
EBITDA	562	32%	1,494	88%	744	40%	-62%	-24%
Equity	—	0%	—	0%	—	—	—	—
Fair Value of Biological Assets	—	0%	(87)	-5%	—	—	0%	—
Fixed Assets disposals	27	2%	3	0%	(3)	0%	770%	—
Accruals for losses on ICMS credits	25	1%	22	1%	24	1%	9%	2%
Tax Credits/Reversal of provision for contingencies	(1)	0%	(839)	-50%	(3)	0%	—	—
EBITDA adjusted (*)	613	35%	594	35%	762	41%	3%	-20%

Income Statement- Consolidated (R$ million)

	9M14		9M13		9M14 vs
	R$	AV%	R$	AV%	9M13 (%)
Net Revenue	5,083	100%	4,960	100%	2%
Domestic Sales	480	9%	427	9%	12%
Foreign Sales	4,603	91%	4,533	91%	2%
Cost of sales	(4,159)	-82%	(3,910)	-79%	6%
Cost related to production	(3,566)	-70%	(3,359)	-68%	6%
Freight	(594)	-12%	(550)	-11%	8%
Operating Profit	923	18%	1,050	21%	-12%
Selling and marketing	(262)	-5%	(253)	-5%	4%
General and administrative	(205)	-4%	(212)	-4%	-3%
Financial Result	(1,023)	-20%	(1,455)	-29%	-30%
Other operating (expenses) income	890	18%	(1)	0%	—
LAIR	323	6%	(871)	-18%	—
Current Income taxes expenses	(36)	-1%	(27)	-1%	32%
Deffered Income taxes expenses	3	0%	386	8%	-99%
Net Income (Loss)	291	6%	(512)	-10%	-157%
Net Income (Loss) attributable to controlling equity interest	285	6%	(519)	-10%	—
Net Income (Loss) attributable to non-controlling equity interest	6	0%	7	0%	-15%
Depreciation, amortization and depletion	1,374	27%	1,356	27%	1%
EBITDA	2,721	54%	1,940	39%	40%
Equity	—	0%		0%	0%
Fair Value of Biological Assets	(87)	-2%	(36)	-1%	142%
Property, Plant and Equipment disposal	30	1%	27	1%	13%
Accruals for losses on ICMS credits	72	1%	69	1%	4%
Tax Incentive	(851)	-17%	(28)	-1%	0%
EBITDA adjusted	1,885	37%	1,973	40%	-4%

Appendix III — Balance Sheet

BALANCE SHEET (R$ million)

	Sept/14	Jun/13	Dec/13
ASSETS
CURRENT	4,352	4,875	5,807
Cash and cash equivalents	709	1,057	1,272
Securities	902	934	1,068
Derivative instruments	30	40	23
Trade accounts receivable, net	547	452	382
Inventories	1,264	1,323	1,266
Recoverable taxes	195	355	201
Assets avaiable for sale	591	590	590
Accounts receivable - land and building sold	—	—	903
Others	115	124	103

NON CURRENT	3,863	3,363	3,014
Marketable securities	50	50	48
Derivative instruments	80	72	71
Deferred income taxes	1,061	768	968
Recoverable taxes	1,682	1,497	744
Fostered advance	696	691	726
Others	294	285	457

Investments	47	47	47
Property, plant & equipment , net	9,449	9,598	9,826
Biological assets	3,684	3,589	3,423
Intangible assets	4,573	4,593	4,634

TOTAL ASSETS	25,969	26,065	26,750

LIABILITIES
CURRENT	2,871	2,931	4,448
Short-term debt	1,269	1,402	1,474
Reclassification related to the redemption - Bond 2020	—	—	1,498
Derivative Instruments	148	73	107
Trade Accounts Payable	665	612	587
Payroll and related charges	126	95	129
Tax Liability	92	161	56
Dividends and Interest attributable to capital payable	0	0	2
Liabilities related to the assets held for sale	470	470	470
Others	101	119	125

NON CURRENT	8,316	7,992	7,811
Long-term debt	7,305	7,055	6,801
Accrued liabilities for legal proceedings	131	134	129
Deferred income taxes , net	324	309	236
Tax Liability	0	0	—
Derivative instruments	361	304	451
Others	194	190	194

SHAREHOLDERS’ EQUITY - Controlling interest	14,730	15,092	14,445
Issued Share Capital	9,729	9,729	9,729
Capital Reserve	3	3	3
Statutory Reserve	3,394	3,756	3,109
Equity valuation adjustment	1,614	1,614	1,614
Treasury stock	(10)	(10)	(10)
Non controlling interest	52	50	46
TOTAL SHAREHOLDERS’ EQUITY	14,782	15,142	14,491
TOTAL LIABILITIES	25,969	26,065	26,750

Appendix IV — Statement of Cash Flows

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)

	3Q14	2Q14	3Q13	9M14	9M13

INCOME (LOSS) BEFORE TAXES ON INCOME	(699)	939	60	323	(871)
Adjusted by
(+) Depreciation, depletion and amortization	475	487	459	1,375	1,357
(+) Unrealized foreign exchange (gains) losses, net	545	(113)	68	281	577
(+) Change in fair value of derivative financial instruments	143	(59)	(36)	(36)	113
(+) Fair value of biological assets	—	(87)	—	(87)	(36)
(+) (Gain)/loss on disposal of property, plant and equipment	20	3	(4)	24	27
(+) Interest and gain and losses in marketable securities	(20)	(23)	(23)	(65)	(71)
(+) Interest expense	118	109	144	364	438
(+) Financial charges of Eurobons “Fibria 2020” partial repurchase transaction	7	154	56	464	343
(+) Impairment of recoverable ICMS	25	22	24	72	69
(+) Provisions and other	2	2	6	17	23
(+) Tax Credits	—	(839)	(3)	(850)	(14)
(+) Reversal of provision for contingencies	—	—	—	—	(14)
(+) Provisions and investment	7	—	—	7	—
Decrease (increase) in assets	—	—	—	—	—
Trade accounts receivable	(28)	(57)	(132)	(143)	180
Inventories	70	56	(4)	43	(142)
Recoverable taxes	(49)	(58)	(42)	(119)	(121)
Other assets/advances to suppliers	(16)	154	(22)	136	(70)
Increase (decrease) in liabilities	—	—	—	—	—
Trade payable	33	40	35	75	129
Taxes payable	(0)	2	(14)	(24)	1
Payroll, profit sharing and related charges	24	(0)	23	(11)	2
Other payable	(17)	(5)	(33)	(28)	(78)
Cash provided by operating activities	—	—	—	—	—
Interest received	15	20	33	58	118
Interest paid	(90)	(78)	(125)	(329)	(478)
Income taxes paid	(3)	(2)	(4)	(9)	(20)
NET CASH PROVIDED BY OPERATING ACTIVITIES	560	666	466	1,537	1,464
Cash flows from investing activities	—	—	—	—	—
Acquisition of property, plant and equipment and forest	(423)	(398)	(303)	(1,126)	(873)
Advance for wood acquisition from forestry partnership program	(21)	(20)	(40)	(38)	(69)
Marketable securities, net	54	(132)	618	191	1,477
Cash from sale of investments - Asset Light project	—	20	—	903	—

Proceeds from sale of property, plant and equipment	5	8	9	(3)	47
Derivative transactions settled	(8)	(9)	(4)	(29)	(19)
Others	(0)	(0)	1	(1)	1
NET CASH USED IN INVESTING ACTIVITIES	(400)	(531)	281	(110)	565
Cash flows from financing activities	—	—	—	—	—
Borrowings	148	1,518	162	2,576	1,143
Repayments - principal amount	(710)	(1,389)	(704)	(4,223)	(3,102)
Premium paid in the Eurobonds “Fibria 2020” repurchase transaction	—	(143)	(43)	(326)	(231)
Other	(3)	3	(3)	3	1
NET CASH USED IN FINANCING ACTIVITIES	(564)	(11)	(588)	(1,969)	(2,189)
Effect of exchange rate changes on cash and cash equivalents	55	(25)	(6)	(21)	(13)
Net increase (decrease) in cash and cash equivalents	(348)	99	153	(563)	(174)
Cash and cash equivalents at beginning of year	1,057	958	618	1,272	944
Cash and cash equivalents at end of year	709	1,057	770	709	770

Appendix V — Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	3Q14	2Q14	3Q13

Income (loss) of the period	(359)	631	57

(+/-) Financial results, net	785	68	226

(+) Taxes on income	(339)	308	2

(+) Depreciation, amortization and depletion	475	487	458

EBITDA	562	1,494	744

(-) Fair Value of Biological Assets	—	(87)	—

(+/-) Loss (gain) on disposal of property, plant and equipment	27	3	(3)

(+) Impairment of recoverable ICMS	25	22	24

(-) Tax credits/reversal of provision for contingencies	(1)	(839)	(3)

EBITDA Adjusted	613	594	762

EBITDA is not a measurement defined by Brazilian and International Financial Reporting Standards, and represents income (loss) for the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company is presenting adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, by adding or subtracting from the amount the provision for losses on recoverable ICMS, losses (gains) from the write-down of property, plant and equipment, the fair value of biological assets, and tax credits from recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company´s operating income and operational cash flow as an indicator of liquidity for the periods in question.

Appendix VI — Economic and Operational Data

							3Q14 vs	3Q14 vs	2Q14 vs	1Q14 vs	4Q13 vs	3Q13 vs
Exchange Rate (R$/US$)	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	2Q14	3Q13	1Q14	4Q13	3Q13	2Q13

Closing	2.4510	2.2025	2.2630	2.3426	2.2300	2.2156	11.3%	9.9%	-2.7%	-3.4%	5.0%	0.6%

Average	2.2745	2.3652	2.2755	2.2880	2.0666	2.0666	2.0%	-0.6%	-5.7%	3.9%	-0.5%	10.7%

				3Q14 vs	3Q14 vs	Last 12
Pulp sales distribution, by region	3Q14	2Q14	2Q13	2Q14	2Q13	months

Europe	39%	42%	35%	-3 p.p.	4 p.p.	40%

North America	26%	22%	31%	4 p.p.	-5 p.p.	25%

Asia	25%	27%	26%	-3 p.p.	-1 p.p.	26%

Brazil / Others	10%	9%	9%	1 p.p.	1 p.p.	9%

Pulp price - FOEX BHKP (US$/t)*	Sep-14	Aug-14	Jul-14	Jun-14	May-14	Apr-14	Mar-14	Feb-14	Jan-14	Dec-13	Nov-13	Oct-13

Europe	725	728	733	742	751	759	766	768	770	771	770	770

Financial Indicators	Set/14	Jun/14	Set/13

Net Debt / Adjusted EBITDA (LTM*) (R$)	2.7	2.3	3.0

Net Debt / Adjusted EBITDA (LTM*) (US$)	2.5	2.4	2.9

Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4

Cash + EBITDA (LTM*) / Short-term Debt	3.1	3.3	3.2

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	3Q14	2Q14	2Q13

Net Income (Loss) before income taxes	(699)	939	60

(+) Depreciation, depletion and amortization	475	487	459

(+) Foreign exchange and unrealized (gains) losses, net	545	(113)	68

(+) Fair value of financial instruments	143	(59)	(36)

(+) Fair value of biological assets	—	(87)	—

(+) Loss (gain) on disposal of Property, Plant and Equipment	20	3	(4)

(+) Interest on Securities, net	(20)	(23)	(23)

(+) Interest on loan accrual	118	109	144

(+) Financial charges on BONDS redemption	—	154	56

(+) Accruals for losses on ICMS credits	25	22	24

(+) Provisions and other	2	2	6

(+) Tax Credits	—	(839)	(3)

(+) Reversal of provision for contingencies	—	—	—

Cash earnings (R$ million)	609	595	751

Outstanding shares (million)	554	554	554

Cash earnings per share (R$)	1.1	1.1	1.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO